Exhibit 99.121

ImmunoPrecise Antibodies Confirms Effective Date of Share Consolidation

VICTORIA, BC, Nov. 17, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “ImmunoPrecise”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that, further to a news release issued on November 4, 2020, subject to the approval of the TSX Venture Exchange, the consolidation of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Consolidation”) will be effective as of market open on November 23, 2020. The Company’s stock symbol will remain unchanged. The ISIN and CUSIP numbers for the Common Shares will be CA45257F2008 and 45257F200, respectively.

The Consolidation will result in the number of issued and outstanding Common Shares being reduced from 83,809,015 to 16,761,803, and each shareholder will hold the same percentage of Common Shares outstanding immediately after the Consolidation as such shareholder held immediately prior to the Consolidation.

Registered shareholders that hold physical share certificates will receive a letter of transmittal from Computershare Trust Company of Canada, the transfer agent for the Common Shares, describing the process by which such shareholders may obtain new share certificates representing their post-Consolidation Common Shares.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking information contained in this press release includes information relating to intention of the Company to complete the Consolidation as well as the terms of the Consolidation.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

Any such forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to the Company’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, those risks and uncertainties described in the Company’s annual information form dated November 16, 2020 and its management discussion and analysis for the three months ended July 31, 2020 which can be accessed at www.sedar.com. The forward-looking information and forward looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederic Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 20:01e 17-NOV-20